Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan Committee

FMC Corporation:

We consent to the incorporation by reference in the registration statement (Nos. 33-48984, 333-111456) on Form S-8 of FMC Corporation of our report dated June 18, 2004, with respect to the statements of net assets available for benefits of FMC Corporation Savings and Investment Plan, as of December 31, 2003 and 2002, and the related statements of changes in the net assets available for benefits for the years then ended, and the supplemental schedule of assets, which report appears in the annual report on Form 11-K of FMC Corporation Savings and Investment Plan for the year ended December 31, 2003.

/s/ KPMG LLP

June 23, 2004

Philadelphia, PA